Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

July 31, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re:	Bioflamex Corporation
Form 8-K
Filed July 24, 2012
File No. 000-53712

Dear Mr. Reynolds:

I write on behalf of Bioflamex Corporation, (the “Company”) in response to Staff’s letter of July 27, 2012, by John Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K, filed July 24, 2012.

The Company is not a shell company and, as such, no additional disclosures are required.

A shell company has no or nominal assets operations and no or nominal assets. The Company has more than nominal operations and more than nominal assets. The Company has prepared a spreadsheet detailing its activities to further implement its business plan. This spreadsheet is attached to this letter for your review, and clearly demonstrates that the Company has engaged in more than nominal operations.

The Company has an asset on its balance sheet valued at $1,191,191 at February 29, 2012. This asset is more than nominal. This may not be a blue chip company, to which the Commission may be comparing the Company in arriving at its conclusion that the Company is a shell. However, just because a business is small, doesn’t mean it’s a shell.

The Company is not a shell company and has no obligation therefore under the Securities Exchange Act of 1934 to provide Form 10 information in its Form 8-K.

Sincerely,

/s/ Scott P. Doney

Scott P. Doney, Esq.

ACTIVITY	TIME OF EXECUTION	ACTIONS	RELEVANCE

Hartindo Contract negotiations	Start May 2011 expected conclusion Sept 2012	Dialogue w owner and management	As Hartindo AF31 is a key component in
Key supply agreement/partnership	August 2011, September 2011, November 2011	Conferece calls w Hartindo Saudi	our aerosols and professional products,
Bioflamex aerosols	December 2012, January 2012, March 2012	Correspondence w involved parties	obtaining a long term partner agreement
Professional extinguishers	April/May 2012	Meeting in Saudi Arabia, Damman	is a key task to execute business plans.
Forest Fire Fighting products	June/July/August 2012	Contract work

Dansoll Contract negotiations	Start May 2011 expected conclusion Sept 2012	Dialogue w owner and management	As Dansoll proprietary technology is
Key manufacturing agreement	May, August, October, December 2011	Meetings & correspondence	an integral part of our aerosols, obtaining
Bioflamex aerosols	February, March, May, June 2012	Contract/pricing meetings & corresp.	a long term partner agreement is key to
	June-August 2012	Contract work, pricing, meetings	execute business plans

Raw materials purchase	Start November 2011 end April 2012	Negotiations to purchase basic supply	Basic supply required for production of
Basic supply for trials	February, March 2012	Execution of purchase 7tons granulate	aerosols for certifications etc., and for
trials/testing in Gijon/Madrid Spain

EU Agent Agreement - CY Holdings	Start September 2011	Dialogue w owner PurifyAir/CYH	PurifyAir Smoke Escape Hoods compose
PurifyAir Smoke Escape Hoods	March 2012	Signed EU Agent agreement	an important associated products item
	April/May/June 2012	2012-13Strategy/Pricing/Distribution	for BtB/Professional segments

Sentinel acquisition	Start June 2011 end January 2012	CC / Dialogue w Mr J Thrower	Mr J Thrower died January 2012, and the
	November 2011 - January 2012	Meeting Madrid / Draft agreement	company will continue work on Sentinel
	March 2012 - ?	Development work	Company works on system specifications

Distribution Agreements

China / India	Start November 2012 end September 2012	Dialogue w owner security corp.	Mr Lodenquais security corp. will represent
	January, May 2012, June 2012	Correspondence, CC, draft contract	aerosols and BtB products in India and
	June/July/August 2012	Contract work (meeting in Canada)	parts of China (Beijing/Shanghai/Quandong)

Nordic	Start November 2011	Dialogue w owner PL Brandteknik	PLB is a close collaboration parter, who we
PL Brandteknik	December/February/March 2012	Meetings and Contract signing	rely on to coordinates sales to Fire Depts
	April-June 2012	Planning; Fire deptartment testing	in Denmark, Norway and Sweden.

Germany	Start August 2011	Meetings w management Cardia	CardiAid is a strong partner for sales to
CardiAid	January - March 2012	Correspondince and LOI	public sector in Denmark & Germany on
	August - September 2012	Contract work and signing	both aerosols and smoke espce hoods

Middle East	Start May 2011 end September 2012	Dialogue with management BDC	BDC is a well positioned company i ME
Blue Dome Company (Kuwait)	December - March 2012	Hiatues due to health problems	owned and presided by one of the front
	April 2012 - July 2012	Meeting UAE & Contract negotiations	figures of KW Royal famiy.

S. Korea
Angkuk & Co./UNHWA Commerce Inc	Start March 2012	CC / Dialogue w management	Company is high level engineering & safety
	April - June 2012	Negotiations for Agentcy	specialists
	July - September 2012	Awaiting meeting in Seoul

Malaysia/Indonesia	Start August 2011 end September 2012	CC / Dialogue w management	Newstar is the Malaysian subsidiary of
Newstar Industries	May 2012	Await Hartindo agreement signed	Hartindo; Will sell aerosols primarily

Spain / Portugal	Start November 2011	Dialogue w management	Adaro is an old safety equipment company
Adaro S.A.	November 2011 - May 2012	Meeting & Agreement dialogue	with strong BtB/Professional sales; will
	June 2012	Meeting i Gijon / project work	be key to approvals & Forest Fire Dept sales
	July - September 2012	Agreement work / signing	as well as Mining Co. Sales of PurifyAir

Financing efforts (extracts)

Asher Enterprises	Start November 2011 - June 2012	Dialogue CC/emails	Convertible Note June 2012
Magna Holding	Start March 2012 - June 2012	Dialogue CC/emails	Debenture & Convertible April - June 2012
Dutchess	Start March 2012 - July 2012	Dialogue CC/emails	Equity financing May 2012
Fairhill	Start April 2012 - May 2012	Dialogue CC/emails	Equity financing April 2012 (cancelled)
AGS	Start March 2011 - June 2011	Dialogue CC/emails	Terms sheets (cancelled)
Sarius	Start February 2011 - June 2011	Dialogue CC/emails	Terms sheets (cancelled)
Wilshire	Start Oct 2011 - March 2012	Dialogue CC/emails	Terms sheets (cancelled)
Aegis Capital	Start February 2012 - April 2012	Dialogue CC/emails	Magna Holding financed
Terra Asset Management	Start June 2012 - July 2012	Dialogue CC/emails	TAM merger/takeover agreement
Mr Phil Sands (Consultant)	Start January 2010 -	Dialogue CC/emails	Numerous prospects explored
Dr Georgis Koutsovoulos	Start November 2011 -	Dialogue CC/emails	No resolution
Mr Jesper Levy	Start March 2012 - June 2012	Dialogue CC/emails	No resolution
Mr Mike Procelli	Start March 2011 -	Dialogue CC/emails	No resolution
Mr Chris Dove	Start February 2012 -	Dialogue CC/emails	Dutchess financed

Client interface (extracts)

Würth	Start June 2012	Telephone Meeting
ISS Facility Services	Start May 2012	Telephone Meeting
Falck security	Start May 2012	Meeting w agency
Fire Departments (Nordic)	Start May 2012	Meeting (PL Brandteknik)
Fire Departments (Spain)	Start April 2012	Meeting ( Adaro)
Shell station network (EU)	Start June 2012	Meeting (Dansoll)

Certifications/approvals

UL (US)	Start May 2012	CCs and emails	Awaiting budget and timeplan from UL
DIN (EU)	Start June 2012	CC	Await process description and budget
INSTITUTO FORESTERO MADRID	Start May 2012	Meeting & CC	Await process and budget proposal

Administration

Financials